ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 28, 2018	Christopher D. Labosky
T +1 617 235 4732
F +1 617 235 9475
christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:                             Post-Effective Amendment Number 17 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) (the “Trust”) on Form N-1A filed on February 2, 2018, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Dear Ms. White:

On February 2, 2018, the Trust filed the above-referenced amendment to the Registration Statement of the Trust (“Amendment No. 17”), for the purpose of registering for public offer and sale the Institutional Class and Class K shares of The Multi Asset Fund (the “Fund”), a new series of the Trust. On March 13, 2018, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided comments regarding Amendment No. 17 by telephone to George B. Raine, Christopher Labosky and Teo Larsson-Sax of Ropes & Gray LLP, counsel to the Trust, and Gareth Griffiths of Baillie Gifford Overseas Limited, the investment adviser to the Fund (the “Manager”). We respectfully submit this comment response letter on behalf of the Trust. For convenience of reference, the corresponding comment is summarized before each of the Trust’s responses.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

To the extent responses below indicate that a change will be made in response to a comment, the change will be reflected in an amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act. Amendment No. 17 was initially scheduled to become effective on April 18, 2018 and has been the subject of multiple delaying amendments, most recently Post-Effective Amendment No. 30 filed pursuant to Rule 485(b)(1)(iii) under the 1933 Act today, which delayed the effectiveness of Amendment No. 17 until October 30, 2018.

September 28, 2018

1.                                      Comment: Please update the series and class identifiers on EDGAR with the Fund’s ticker symbol when it becomes available.

Response: The Trust will update its series and class identifiers with the Fund’s ticker symbol in a future filing under Rule 485(b).

2.                                      Comment: Please provide the Staff with the Fund’s completed fee table and expense examples prior to effectiveness of the Fund’s Registration Statement.

Response: The Fund’s completed fee table and expense examples are included in Appendix A hereto. The Trust, on behalf of the Fund, undertakes to supplement this letter if there are any material changes to the fee table or expense examples prior to filing the Fund’s Rule 485(b) amendment.

3.                                      Comment: Please add a footnote to the table under Fund Summary—Annual Fund Operating Expenses stating that Acquired Fund Fees and Expenses are estimated for the current fiscal year.

Response: The Fund will add the requested footnote.

4.                                      Comment: Please confirm that the fee waiver/expense reimbursement agreement referred to in footnote (c) to the table under Fund Summary—Annual Fund Operating Expenses will extend for at least one year beyond the date of the Fund’s Prospectus.

Response: The Fund confirms that the footnote referenced in the above comment will reflect that the fee waiver/expense reimbursement arrangement will extend for at least one year beyond the date of the Prospectus in the effective Registration Statement.

5.                                      Comment: The Fund states in footnote (a) to the table under Fund Summaries—Annual Fund Operating Expenses that “The Management Fee consists of an Advisory Fee and an Administration and Supervisory Fee paid by the Fund to Baillie Gifford Overseas Limited (the ‘Manager’).” Since this language is neither permitted nor required by Form N-1A, please remove this footnote and define the term “Manager” elsewhere in the Prospectus.

Response: The Fund respectfully declines to remove the footnote in question as the Fund believes this is important disclosure that will help investors better understand the types of fees associated with investing in the Fund. The Fund observes that General Instruction C.1(d) to Form N-1A states that “[t]he requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” General Instruction C.1(b) to Form N-1A states that “[d]isclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.” The Fund believes that

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the footnote in question aids investors and potential investors comparing the Fund’s fees to those of other funds by highlighting the components of the Fund’s management fee (which include a component that can be changed without shareholder approval).

6.                                      Comment: Under Fund Summary—Principal Investment Strategies, the Fund introduces a list of ten asset classes by stating: “The asset classes from which the Fund selects vary over time and, under normal circumstances, may include: . . .” Please supplementally confirm that investing in each of the asset classes listed in the bullet points below this statement will form part of the principal investment strategy for the Fund at its launch, or revise the list in question to reference only those asset classes that will form part of the Fund’s principal investment strategy at launch.

Response: While the Fund may not be invested in all asset classes listed in the Fund’s principal investment strategies at the time it commences investment operations or at any one point in time selected thereafter, the Fund does expect to actively evaluate all such asset classes from inception. The ability to invest in any and all such asset classes at any time is an important part of the Fund’s multi-asset principal investment strategy, which involves being able to respond to changing market conditions by changing asset allocations. In order to make this more clear, the Fund will add the following disclosure immediately following the list of asset classes in the Fund’s strategy: “At any given time, the Fund may be invested in only a sub-set of the asset classes listed above.”

7.                                      Comment: The Fund states in its summary Principal Investment Strategies section that it may hold preferred stocks and convertible securities. Please add separate risk disclosure in the Fund’s summary Principal Risk section relating to investments in preferred stock and convertible securities.

Response: The Fund respectfully submits that the Equity Securities Risk included in response to Item 9 of Form N-1A discusses in sufficient detail the risks associated with a Fund’s investment in preferred stocks and convertible securities. In addition, the Fund’s SAI includes additional disclosure on the features and risks associated with both of these instruments. The Fund believes that its current summary risk disclosure is consistent with the SEC’s pronouncements in Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (Jan. 13, 2009) and the SEC staff positions taken in the Investment Management Guidance Update 2014-08. The Fund believes that this guidance stands for the proposition that the summary section of a prospectus should be succinct, clear and concise, and that unnecessarily long and duplicative summary sections undermine the usefulness of the disclosure. The Fund believes that including, in the Fund summary, separate detailed disclosure of the risks associated with preferred stock and convertible securities would make the Fund summary less succinct, clear and concise and may undermine its usefulness.

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8.                                      Comment: Given the Fund’s stated ability to hold convertible securities, please supplementally advise whether the Fund intends to invest in contingent convertible securities, and, if so, please consider what related disclosure should be added, if any.

Response: The Fund confirms that it may invest in contingent convertible securities, even though such securities are currently not expected to constitute a principal investment strategy. It will add the following disclosure to the Statement of Additional Information:

“Contingent Convertible Securities

Contingent convertible securities (“CoCos”) have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued viability. As a result, an investment by the Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. An investment by the Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the Fund’s rights and claims will generally rank junior to the claims of holders of the issuer’s other debt obligations. In addition, if CoCos held by the Fund are converted into the issuer’s underlying equity securities following a trigger event, the Fund’s holding may be further subordinated due to the conversion from a debt to equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the Fund in CoCos may result in losses to the Fund.”

9.                                      Comment: The Fund states in its summary Principal Investment Strategies section that it will gain exposure to infrastructure investments “indirectly through investments in equity or debt instruments.” Please supplementally explain how investing in equity and debt instruments provide indirect rather than direct exposure, or else clarify the disclosure.

Response: The Fund currently intends to gain exposure to infrastructure primarily through investments in equity or debt securities issued by companies involved in the ownership, development, construction or operation of infrastructure assets, rather than investments in those assets themselves. The Fund will clarify the relevant disclosure as follows (new language underlined in blue; deleted language struck through in red):

Infrastructure — Under normal circumstances, the Fund expects to gain exposure to infrastructure assets primarily through investments in equity or debt instruments issued by~~Infrastructure investments include investments in~~ companies, including those in regulated

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industries, or government-backed projects ~~or regulated industries~~ involved in the provision of a broad range of essential public services such as schools, transport projects or energy generation. ~~The Fund will gain exposure to this asset class indirectly through investments in equity or debt instruments.~~

10.                               Comment: The Fund states in its summary Principal Investment Strategies section that it “may invest in various securitized debt instruments.” Please add disclosure clarifying the types of securitized debt instruments in which the Fund may invest as part of its principal investment strategies. Please advise supplementally whether the Fund will consider such investments to be liquid and, if so, why.

Response: The Fund will revise its disclosure to clarify that the securitized debt instruments in which it will invest as part of its principal investment strategy are regularly traded, rated tranches of collateralized loan obligations, mortgaged-backed securities and asset-backed securities. Since the Fund would reasonably expect to be able to dispose of such instruments, under normal market conditions, within seven calendar days without such disposition significantly affecting the market value of the instruments, the Fund expects that it will treat such investments as liquid under normal market conditions.

11.                               Comment: The paragraph following the bullet-point list of asset classes in the Fund’s summary Principal Investment Strategies section appears to repeat disclosure included in the bullet points above. Please consider streamlining this disclosure.

Response: The Fund will revise the disclosure in question as follows (new language underlined in blue; deleted language struck through in red):

•                  Listed Equities — The Fund may invest in~~hold equity securities either directly or indirectly, such as through other U.S. or non-U.S. investment companies or depository receipts. The Fund may hold~~common stocks, preferred stocks, convertible securities and warrants. The Fund may invest in issuers of any market capitalization and may participate in initial public offerings (“IPOs”). The Fund may invest in issuers located in emerging markets and frontier markets.

•                  Investment Grade and High Yield Credit — The Fund may invest in~~hold~~ high yield debt securities issued by companies rated below investment-grade and unrated bonds of comparable credit quality (commonly known as “high-yield bonds” or “junk bonds”), as well as debt securities issued by companies with at least investment-grade credit ratings.

•                  Emerging and Developed Market Government Bonds — The Fund may invest in~~hold~~ bonds issued by governments of both developed and emerging market economies. These may be denominated in the currency of the issuing country, or some other currency such as U.S. dollars.

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•                  Real Estate — The Fund may seek exposure to commercial and residential property~~, generally by investing in U.S. or non-U.S. pooled vehicles, such as real estate investment trusts (“REITs”).~~.

•                  Infrastructure — Under normal circumstances, the Fund expects to gain exposure to infrastructure assets primarily through investments in equity or debt instruments issued by~~Infrastructure investments include investments in~~ companies, including those in regulated industries, or government-backed projects ~~or regulated industries~~ involved in the provision of a broad range of essential public services such as schools, transport projects or energy generation. ~~The Fund will gain exposure to this asset class indirectly through investments in equity or debt instruments.~~

•                  Structured Finance — The Fund may invest in various securitized debt instruments to gain exposure to various asset classes such as but not limited to commercial or residential mortgages or corporate loans.

•                  Commodities — The Fund may seek exposure to a variety of commodities, including industrial or precious metals and other energy or agricultural commodities~~, typically through exchange-traded notes or certificates, exchange-traded funds (“ETFs”) or exchange-traded derivatives~~.

•                  Absolute Return — The Fund may make a~~A~~bsolute-return-related investments, which include a wide range of instruments with low or negative correlation to broad economic or market risk, including volatility futures and other pooled investment vehicles employing managed futures or merger arbitrage strategies.

•                  Currencies — The  Fund may engage in active currency investing aimed at generating positive returns, as well as in currency hedging.

•                  Cash — The Fund may invest a portion of its assets in cash or cash equivalents, including money market funds or short-term commercial paper.

At any given time, the Fund may be invested in only a sub-set of the asset classes listed above. In order to gain exposure to these asset classes, the Fund may hold or otherwise invest in U.S. or non-U.S. equity securities, bonds and other transferable securities, ~~money market instruments,~~ other U.S. or non-U.S. investment companies, ETFs, real estate investment trusts (“REITs~~,~~”), forwards, options (puts and calls), swaps, exchange traded notes, certificates or other exchange-traded or over-the-counter financial or commodities-linked derivatives, asset-backed securities and other structured finance instruments~~,~~ and depositary ~~depository~~ receipts~~, cash and cash equivalents~~. The Fund may seek short exposure to specific securities, industry sectors, currencies, commodities, or other investments through the use of futures contracts, swap agreements or other derivative positions. When investing in debt, the Fund may invest in debt securities of any maturity, duration or credit quality.

September 28, 2018

12.                               Comment: In its summary Principal Investment Strategies, the Fund makes reference to investments in depositary receipts. Please confirm supplementally whether the Fund will invest in unsponsored depositary receipts and if so, please add appropriate disclosure concerning such investments.

Response: As the Fund will retain flexibility to invest in unsponsored depositary receipts, it will add the following disclosure under Principal Investment Risks—Equity Securities Risk—Depositary Receipts in response to this comment:

“Depositary receipts may be sponsored or unsponsored. Although the two types of depositary receipt facilities are similar, there are differences regarding a holder’s rights and obligations and the practices of market participants. With sponsored facilities, the underlying issuer typically bears some of the costs of the depositary receipts (such as dividend payment fees of the depositary), although most sponsored depositary receipt holders may bear costs such as deposit and withdrawal fees. Depositaries of most sponsored depositary receipts agree to distribute notices of shareholder meetings, voting instructions, and other shareholder communications and financial information to the depositary receipt holders at the underlying issuer’s request. Holders of unsponsored depositary receipts generally bear all the costs of the facility. The depositary usually charges fees upon the deposit and withdrawal of the underlying securities, the conversion of dividends into U.S. dollars or other currency, the disposition of non-cash distributions, and the performance of other services. The depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through voting rights with respect to the underlying securities to depositary receipt holders.”

13.                               Comment: The Fund’s summary Principal Investment Strategies section refers to investments in pooled investment vehicles including ETFs, REITs and “other pooled vehicles.” Please clarify the reference to “other pooled vehicles” to specify the types of pooled vehicles in which the Fund may invest, for example, naming private funds, business development companies or closed-end funds, if the Fund invests in any of these as part of its principal investment strategy.

Response: The Fund will clarify that the other pooled investment vehicles in which it expects to invest may include, without limitation, non-U.S. open-end funds regulated in Luxembourg (SICAVs) and Ireland (UCITS and QIFs) as well as closed-end funds organized and regulated in such domiciles as Singapore, Jersey, Guernsey and the U.K.

September 28, 2018

14.                               Comment: Please advise whether the Fund is advised by or sold through an insured depository institution and, if so, please add the disclosure require by Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust confirms that the Fund is not advised by an insured depository institution. While the Fund is not currently sold through insured depository institutions, such an intermediary relationship involving an insured depository institution may arise in the future. Thus, the Fund will add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

15.                               Comment: Please add a summary principal risk that specifically addresses the risks associated with investments in American depositary receipts, European depositary receipts and global depositary receipts.

Response: The Fund observes that under Principal Investment Risks—Equity Securities Risk—Depositary Receipts, the Fund includes the following disclosure:

Investments in non-U.S. issuers through . . . depositary receipts generally involve risks applicable to other types of investments in non-U.S. issuers, including political, regulatory, and economic risks. Investments in depositary receipts may similarly be less liquid and more volatile than the underlying securities in their primary trading market. The values of depositary receipts may decline for a number of reasons relating to the issuers or sponsors of the depositary receipts, including, but not limited to, insolvency of the issuer or sponsor. Investing in these instruments exposes the Fund to credit and counterparty risk with respect to the issuer of the ADR, EDR or GDR, in addition to the risks of the underlying investment. There may be less publicly available information regarding the issuer of the securities underlying a depositary receipt than if those securities were traded directly in U.S. securities markets.

The Fund believes that its current summary risk disclosure, which includes disclosure of Equity Securities Risk and Non-U.S. Investment Risk, is adequate and that more detailed disclosure of risks related to depositary receipts is more appropriate as Item 9 risk disclosure. Therefore, the Fund respectfully declines to make the requested change.

16.                               Comment: The Fund’s performance section contains a cross-reference to a heading entitled “Additional Performance Information.” This section heading does not appear in the Prospectus. Please update the cross-reference or remove it as appropriate.

Response: The Fund will remove the cross-reference in question.

September 28, 2018

17.                               Comment: The Fund’s Item 9 Principal Investment Strategies section makes reference to investments in Master Limited Partnerships (“MLPs”). If investments in MLPs are a principal investment strategy of the Fund, please add appropriate disclosure to the Fund’s summary strategy and appropriate risk disclosure.

Response: While investing in MLPs is an aspect of the Fund’s principal investment strategy of infrastructure investing, the Fund believes that its current summary strategy and risk disclosure relating to infrastructure investments is appropriate and sufficient. The Fund respectfully refers the Staff to the guidance cited in its response to Comment 7 above and reiterates its belief that this guidance stands for the proposition that the summary section of a prospectus should be succinct, clear and concise, and that unnecessarily long and duplicative summary sections undermine the usefulness of the disclosure. The Fund believes that, given the extent of the Fund’s intended exposure to MLPs, including detailed disclosure of the strategy and risks associated with investing in MLPs in the Fund summary section would make the Fund summary less succinct, clear and concise and may undermine its usefulness.

18.                               Comment: In the section entitled Additional Investment Strategies, the Fund states that it “generally will not engage in active and frequent trading of portfolio securities as part of its ordinary-course efforts to achieve its principal investment strategies.” Please explain how this statement is consistent with the Fund’s disclosure of “High Portfolio Turnover Risk” as a principal risk of investing in the Fund, and revise the disclosure as appropriate.

Response: The Fund will remove “High Portfolio Turnover Risk” as a principal risk of investing in the Fund.

19.                               Comment: Under Principal Investment Risks—Cayman Subsidiary Risk the Fund states that “[a]lthough the Subsidiary is wholly owned by the Fund, its management is different from management of the Fund.” Please explain how this is consistent with disclosure in the Fund’s principal investment strategies that “the Manager also manages the assets of the Subsidiary,” and revise the disclosure as appropriate.

Response: The Fund has determined that it will not invest through a Cayman subsidiary upon launch and will revise the Prospectus and Statement of Additional Information to remove references to the Cayman subsidiary and related disclosures. The Fund understands that the Staff takes the view that introducing new disclosure regarding investments through a controlled foreign corporation would be inappropriate in a filing under Rule 485(b) but would instead require a filing under Rule 485(a). The Fund would expect the Staff to provide its customary comments on disclosure of investments through a controlled foreign corporation should such disclosure be added in a future filing under Rule 485(a).

September 28, 2018

20.                               Comment: Under Principal Risks—Counterparty and Third Party Risk, the Fund states that it is subject to counterparty risk with respect to counterparties with which the Fund enters into repurchase agreements or reverse repurchase agreements. If investing in repurchase agreements or reverse repurchase agreements is a principal investment strategy for the Fund, please add appropriate disclosure to the Fund’s Principal Investment Strategies section.

Response: The Fund does not intend to invest in repurchase agreements or reverse repurchase agreements as part of its principal investment strategies and will remove references to these instruments from Counterparty and Third Party Risk.

21.                               Comment: Under Principal Risks—Liquidity Risk, the Fund references investments in Rule 144A securities. If investing in 144A securities is a principal investment strategy for the Fund, please add appropriate disclosure to the Fund’s Principal Investment Strategies section.

Response: Under the heading Additional Investment Strategies—Illiquid Securities, the Prospectus states:

“The Fund may invest up to 15% of its assets in securities or other assets which the Fund may not readily dispose of within seven calendar days at approximately the value used by the Fund for purposes of calculating its net asset value (‘Illiquid Securities’). Illiquid investments may include securities whose disposition is restricted by securities laws, such as Rule 144A or private placement securities . . .”

The Fund believes that this disclosure is appropriate in light of the anticipated extent of the Fund’s investment in 144A securities and therefore respectfully declines to revise its principal investment strategy disclosure in response to this comment.

22.                               Comment: Under Principal Risks—Long-Term Investment Strategy Risk, the Fund states that its long-term investment style may cause it to underperform its benchmark index in certain market conditions in the short term. Please disclose somewhere in the Prospectus what the Fund’s benchmark index will be.

Response: The Fund intends to use the BofA Merrill Lynch 3-month U.S. Treasury Bill Index as its primary benchmark index and the U.S. Consumer Price Index as a secondary performance benchmark. The Fund will show the returns of both the BofA Merrill Lynch 3-Month Treasury Bill Index and the U.S. Consumer Price Index adjacent to the performance of the substantially similar accounts included in the Prospectus under the heading Historical Performance Information for Substantially Similar Accounts. When the Fund has a full calendar year of performance history to disclose, its summary prospectus will include a performance table that discloses its primary benchmark index. In response to this comment, the Fund will also disclose under Principal Risks—Long-Term Investment Strategy Risk that the Fund’s benchmark index is

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disclosed in the Fund Summary and/or under Historical Performance Information for Substantially Similar Accounts.

23.                               Comment: Under Fund Management—Investment Services, the Fund states that “[a] discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund will be available in the first shareholder report that covers the period in which the Fund commences operations.” Please confirm that the Fund will specify whether this disclosure will be included in the annual or semi-annual shareholder report and will disclose the date of the Board’s approval, once such information is known to the Fund.

Response: The Trust does not know when the Fund will commence operations and therefore is not able to revise the quoted disclosure to provide greater specificity in the Rule 485(b) amendment to the Registration Statement. The Fund confirms that the quoted disclosure will be updated to specify whether the discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund is included in the annual or semi-annual shareholder report and the period covered by the relevant annual or semi-annual report in the first annual update to the Registration Statement after such information is known to the Fund. The Fund confirms that the discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund will disclose the date of the Board’s approval.

24.                               Comment: Under Shares—How Shares are Priced—When shares are priced, the Fund states that “The price at which purchase and redemption orders are effected is based on the next calculation of the net asset value after the order is received in good order.” Please add a definition of “good order” as used in this section to the Prospectus.

Response: The Fund will add the following disclosure to the section in question:

“‘Good order’ means, among other things, that your request includes complete information. In general, an order is in “good order” if it includes: (i) the trade date of the purchase or redemption; (ii) the name of the Fund and share class; (iii) the U.S. dollar amount of the shares, in the case of a redemption you may also provide number of shares; (iv) the name and the account number set forth with sufficient clarity to avoid ambiguity; and (v) the relevant authorized signatories. In the case of a purchase, immediately available funds must also be received prior to the Pricing Point.”

25.                               Comment: Please supplementally represent that the Fund has the records necessary to support the calculation of performance shown in the section entitled Historical Performance Information for Substantially Similar Accounts, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

September 28, 2018

Response: The Manager has represented to the Fund that it has made and kept the records necessary to support the calculation of the performance information shown under Historical Performance Information for Substantially Similar Accounts, as required by Rule 204-2(a)(16) under the Advisers Act.

26.                               Comment: In the section entitled Historical Performance Information for Substantially Similar Accounts, the Fund states that the tables set forth historical performance information for “all actual discretionary accounts, all of which are non-U.S. regulated open-end investment funds, managed by the Manager and its affiliates that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Fund.” Please explain what is meant by the term “actual” in this disclosure.

Response: The Fund will delete the word “actual” in the above referenced disclosure.

27.                               Comment: In the section entitled Historical Performance Information for Substantially Similar Accounts, the Fund states in one place that the Substantially Similar Accounts are all “managed by the Manager and its affiliates” and in another place that “members of the portfolio management team for the Fund . . . have managed each of the Substantially Similar Accounts” since the inception of such accounts. Please advise on what Staff no-action letter the Fund is relying to show the performance information included in this section, and please supplementally confirm that the Fund meets the conditions enumerated in that letter.

Response: The Manager is a wholly-owned subsidiary of Baillie Gifford & Co., (“BG & Co.”), and shares virtually all of its investment personnel and resources with BG & Co. All of the Fund’s portfolio managers are associated persons of both the Manager and BG & Co. All of the Fund’s portfolio managers also manage the other accounts whose performance information is shown in the section in question. The reference to “members of the portfolio management team” is simply meant to clarify that some current members have joined the team in the years since the strategy’s inception. There have been no lift-outs or other efforts to port performance from one investment advisory organization to another. Among other SEC staff guidance, the Fund believes the inclusion of the Manager’s historical performance information in the Prospectus is supported by the Growth Stock Outlook Trust letter (pub. avail. Apr. 15, 1986), the Nicholas-Applegate Mutual Funds letter (pub. avail. Aug. 6, 1996) and the GE Funds letter (pub. avail. Feb. 7, 1997). The Fund confirms that, to the best of its knowledge, the Manager is in compliance with the conditions of that guidance.

28.                               Comment: In the section entitled Historical Performance Information for Substantially Similar Accounts, the Fund states that the returns shown for the Substantially Similar Accounts have not been converted to US Dollars. Please disclose that the performance shown would be different, due to currency conversion, if it were expressed in U.S. Dollars.

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Response: The Fund will add disclosure responsive to this comment.

29.                               Comment: With respect to the net of fees performance information shown under Historical Performance Information for Substantially Similar Accounts, please confirm supplementally that these figures reflect sales loads, if any, relating to the similar accounts.

Response:  The Manager has represented to the Fund that none of the similar accounts charge any sales load on the share classes used to generate performance composite information.

30.                               Comment: Please supplementally explain how the accounts presented under Historical Performance Information for Substantially Similar Accounts could be substantially similar to the Fund, given that the Fund can invest in a wide variety of asset classes and instruments.

Response: While the Fund and each of the accounts in question reserve flexibility to invest in a wide range of asset classes and instruments, the Fund believes that its investment objectives, strategies, policies and processes will be substantially similar to those of the similar accounts. In reaching this conclusion, the Fund has considered a number of factors, including (i) the stated investment objectives and strategies of the Fund and the accounts, (ii) the regulatory restrictions applicable to the Fund and the accounts, (iii) the investment professionals serving the Fund and the accounts, (iv) the degree of overlap in the asset classes between the Fund and the accounts, and (v) the historical correlation in the performance of the accounts.

The Fund does not believe that the breadth of its investable universe in terms of asset classes and instruments, or its ability to change its asset allocation from time to time, call this conclusion into question. Over time, the Fund’s portfolio management team has implemented its investment objective expressly by investing through a changing constellation of instruments and asset classes across several different accounts, but has done so in parallel across the related accounts, such that it would be permissible to include the performance of those other similar accounts in a single GIPS-compliant performance composite.  The Trust expects the same to be true in the future following the launch of the Fund.  In this regard, the Trust does not believe that the nature of the Fund’s strategy warrants a unique analysis under the SEC staff guidance cited in response to Comment 27. Funds of many kinds may, and often do, reserve the flexibility to change their portfolio composition or investment focus from time to time. Such flexibility would not preclude a fund from being considered “substantially similar” to another fund launched with a substantially similar investment objective, philosophy, process and portfolio management team. An equity fund with flexibility to invest in securities of any market capitalization, for example, might appropriately be considered to be substantially similar to another equity fund with similar flexibility, despite the fact that, historically, the fund sometimes held primarily large cap stocks and other times held primarily small cap stocks depending on the portfolio management team’s market analysis, which changed from time to time.

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The Fund and the similar accounts share substantially the same portfolio management team and the same dual investment objectives of long term capital appreciation and low volatility. They intend to apply substantially similar investment processes and strategies in pursuing these objectives. They intend to use the same quantitative benchmarks to judge their success in attaining these objectives. The Fund expects that its portfolio will overlap with the portfolio of each similar account to a high degree. This expected level of overlap is similar to the levels of overlap that currently exist among the related accounts themselves.

For these reasons, the Trust believes that the Fund will be substantially similar to each of the related accounts, and it intends to retain in the Prospectus the performance information in question.

31.                               Comment: In the presentation of performance shown under Historical Performance Information for Substantially Similar Accounts, please include a column showing returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) of Form N-1A. See footnote 6 of the Nicholas-Applegate No-Action Letter and Item 4(b)(2)(iii) of Form N-1A.

Response: Please see the Fund’s response to Comment 22 above.

32.                               Comment: Please move the disclosure included in the Fund’s Statement of Additional Information under the heading Wholly-Owned Subsidiary to the Prospectus.

Response: Please see the Fund’s response to Comment 19 above.

33.                               Comment: Please confirm supplementally that: (i) the financial statements of the Subsidiary will be consolidated with those of the Fund; (ii) the Subsidiary’s management fee, including any performance fee, and the Subsidiary’s other expenses will be included, respectively, in the Management Fee and Other Expenses shown for the Fund in Fund’s fee table; (iii) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (iv) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: Please see the Fund’s response to Comment 19 above.

34.                               Comment: Under the heading Wholly-Owned Subsidiary in the Fund’s Statement of Additional Information, the Fund states that “[c]ompliance with The Multi Asset Fund’s fundamental investment policies, including the limitations on the issuance of senior securities imposed by Section 18 of the 1940 Act, will generally be monitored taking into account the Fund’s direct investments and the investments made by the Subsidiary as if they were a single combined

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investment portfolio.” Please explain why this statement is qualified with the word “generally” or remove this qualifier.

Response: Please see the Fund’s response to Comment 19 above.

35.                               Comment: Please confirm that the Fund will file the management agreement between the Subsidiary and the Manager as an exhibit to the Registration Statement.

Response: Please see the Fund’s response to Comment 19 above.

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:                                Gareth Griffiths, Baillie Gifford Overseas, Limited

George B. Raine, Ropes & Gray LLP

Abigail Jeck, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.

Appendix A

Shareholder Fees

(Fees paid directly from your investment)

Class K	Institutional Class
None	None

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class K	Institutional Class
Management Fees(a)	0.50%	0.50%
Distribution (12b-1) Fees	None	None
Other Expenses(b)	1.09%	1.24%
Acquired Fund Fees and Expenses(b)	0.25%	0.25%
Total Annual Fund Operating Expenses	1.84%	1.99%
Fee Waiver and/or Expense Reimbursement(c)(d)	-1.03%	-1.03%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(c)(d)	0.81%	0.96%

(a) The Management Fee consists of an Advisory Fee and an Administration and Supervisory Fee paid by the Fund to Baillie Gifford Overseas Limited (the “Manager”).

(b) Other Expenses and Acquired Fund Fees and Expenses for Class K and Institutional Class shares have been estimated for the current fiscal year based on estimated Fund assets of $25 million, the minimum initial investment amount for Class K shares. Other Expenses for Institutional Class include estimated sub-accounting expenses of 0.15%.

(c) The Manager has contractually agreed to irrevocably waive a portion of its Management Fee in an amount equal to 100% of the management fee paid by any Affiliated Acquired Fund with respect to Fund assets invested in such Affiliated Acquired Fund. For purposes of this waiver, “Affiliated Acquired Fund” means any pooled investment vehicle that is managed by the Manager or by any of its affiliates and that pays a management fee. This contractual agreement (the “Affiliated Fund Waiver”) may only be terminated by the Board of Trustees of the Trust. It is estimated that the Affiliated Fund Waiver will result in the waiver of 0.09% of the Fund’s Acquired Fund Fees and Expenses.

(d)  The Manager has contractually agreed to waive its fees and/or bear other expenses of the Fund through April 30, 2020 to the extent that the Fund’s Total Annual Fund Operating Expenses (excluding taxes, sub-accounting expenses, Acquired Fund Fees and Expenses and extraordinary expenses) exceed 0.65% for Class K and Institutional Class shares, after taking into account the Affiliated Fund Waiver. This contractual agreement (the “Fee Waiver”) may only be terminated by the Board of Trustees of the Trust.

Example of Expenses

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods. It also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example below also applies the Affiliated Fund Waiver to each period listed in the table and applies the Fee Waiver to the first year of each period listed in the table.

Although your actual costs may be higher or lower, based on these assumptions, your expenses would be:

	Class K	Institutional Class
1 Year	$83	$98
3 Years	$459	$506